UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                        UNIVERSAL HOSPITAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    91359L109
                            -----------------------
                                 (CUSIP Number)


                                 Peter H. Kamin
                       Peak Investment Limited Partnership
                        One Financial Center, Suite 1600
                                Boston, MA 02111
                                 (617) 526-8979

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 24, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No.    91359L109                                    Page  2  of  11  Pages
          ---------------                                     -----  ------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Peak Investment Limited Partnership
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds*       WC


--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    United States


--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power           147,100
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power         -0-
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power      147,100
  Reporting
                     -----------------------------------------------------------
  Person With        10    Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       147,100


--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]


--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.75%


--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP No.   91359L109                                     Page  3  of  11  Pages
          --------------                                      -----  ------
--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person     Peak Management, Inc.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds*       None


--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    United States


--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power           -0-
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power         147,100
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power      -0-
  Reporting
                     -----------------------------------------------------------
  Person With        10    Shared Dispositive Power    147,100

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       147,100*

    * As General Partner of Peak Investment Limited Partnership
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]


--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.75%


--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP No.   91359L109                                     Page  4  of  11  Pages
          -------------                                       -----  ------
--------------------------------------------------------------------------------
1   Name of Reporting Person

        S.S. or I.R.S. Identification No. of Above Person     Peter H. Kamin
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds*       PF


--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    United States


--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power           7,000
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power         238,100
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power      7,000
  Reporting
                     -----------------------------------------------------------
  Person With        10    Shared Dispositive Power    238,100

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       245,100


--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]


--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        4.57%


--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







CUSIP NO.  91359L109                                      Page  5  of  11  Pages
          -----------                                         -----  ------


THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON OCTOBER 7, 1996 AND AMENDED BY FILING DATED NOVEMBER 26, 1996. THE TEXT OF ITEMS 4 AND 5 OF SAID SCHEDULE 13D IS AMENDED AS INDICATED HEREIN. ALL CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN SAID SCHEDULE 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION

         On February 11, 1997, the Issuer announced that it had entered into a merger agreement with MEDIQ Inc. In light of the pending merger, Peak L.P. has determined not to take steps to replace the Issuer's Board of Directors at this time. Peak L.P. intends to continue to review its investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development and competitive and strategic matters. After such review, Peak L.P. and any of the Reporting Persons, may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions.

         In all other respects, the information set forth in Item 4 originally filed on October 7, 1996 remains unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer has decreased as of the date hereof so that the current beneficial ownership of each such Reporting Persons is as follows:

         (i) Peak L.P. is the beneficial owner of 147,100 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Peak L.P. represents 2.75% of the shares of Common Stock outstanding.

         (ii) Peak Management, Inc. is the beneficial owner of shares of Common Stock of the Issuer solely as General Partner of Peak L.P.. Peak Management, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. By reason of its interest as General Partner of Peak L.P., Peak Management, Inc. may be deemed to have shared voting and dispositive power over the 147,100 shares (2.75%) of Common Stock of the Issuer beneficially owned by such partnership.

         (iii) Peter H. Kamin is the beneficial owner of 7,000 shares of Common Stock, including 500 shares of Common Stock over which Mr. Kamin exercises sole voting and dispositive power for the benefit of his son. All of the 7,000 shares of Common Stock beneficially owned by Mr. Kamin were acquired directly in open market transactions. In addition, Mr. Kamin has voting and/or dispositive power with respect to all shares of Common Stock of the Issuer in the Managed Accounts pursuant to the terms of certain investment advisory agreements between himself and each of the Managed Accounts. Thus, by virtue of his discretionary trading authority over assets held in the Managed Accounts, Peter H. Kamin may be deemed the beneficial owner of 91,000 shares of Common Stock of the Issuer held by the Managed Accounts, all of which were acquired directly in open market transactions.

                   In addition to the above, by reason of his position as the sole director, officer and stockholder of Peak Management, Inc., which is the sole General Partner of Peak Investments Limited Partnership, Peter H. Kamin may be deemed to have indirectly shared voting and dispositive





CUSIP NO.  91359L109                                      Page  6  of  11  Pages
          -----------                                         -----  ------

                   power over the 147,100 shares of Common Stock of the Issuer beneficially owned by such partnership. Accordingly, Peter H. Kamin may be deemed the beneficial owner of an aggregate 245,100 shares representing 4.5% of the Common Stock of the Issuer outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 5,357,218 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         (b) Peak L.P. has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Peak L.P. by its General Partner, Peak Management, Inc. Accordingly, Peter H. Kamin may be deemed to have shared voting and dispositive power over 147,100 shares of the Common Stock of the Issuer beneficially owned by the Partnership.

         Peter H. Kamin has the sole power to vote or to dispose of the 7,000 shares of Common Stock beneficially owned by him. In addition, Peter H. Kamin may be deemed to have voting and dispositive power over the 91,000 shares of the Common Stock beneficially owned by the Managed Accounts. Pursuant to written agreements governing the Managed Accounts, Mr. Kamin has sole voting and dispositive power with respect to all of such shares.

         (c) The following are all transactions in the class of Securities reported on herein effected by any of the Reporting Persons in the past sixty
(60) days:


TRANSACTION              REPORTING                       NO. OF                 PRICE
DATE                     PERSON                          SHARES                 PER SHARE              TOTAL
----                     ------                          ------                 ---------              -----
2/13/97                  P. Kamin                         6,000                 $17.00               $102,000

2/13/97                  P. Kamin (for son)               1,000                 $17.00                $17,000

2/14/97                  Peak                            35,000                 $17.00               $595,000

2/20/97                  Peak                             5,000                 $17.00                $85,000

2/20/97                  P. Kamin                         3,000                 $17.00                $51,000

2/20/97                  P. Kamin (for son)               2,000                 $17.00                $34,000

2/24/97                  P. Kamin (for son)               2,000                 $17.06                $34,120

2/24/97                  P. Kamin                         6,000                 $17.06               $102,360

2/24/97                  Peak                            29,500                 $17.06               $503,270

2/24/97                  P. Kamin (for                   20,000                 $17.06               $341,200
                         Managed Account)

2/27/97                  P. Kamin (for                    5,500                 $17.10                $94,050
                         Managed Account)
2/27/97                  Peak                            10,000                 $17.10               $171,100

2/27/97                  P. Kamin                         5,000                 $17.10                $85,500







CUSIP NO.  91359L109                                      Page  7  of  11  Pages
          -----------                                         -----  ------



2/27/97                  P. Kamin (for son)               1,500                 $17.10                $25,650

3/3/97                   P. Kamin (for                     9000                 $17.13                154,170
                         Managed Account)

3/3/97                   Peak                            30,000                 $17.13               $513,900

3/3/97                   P. Kamin                         8,500                 $17.13               $145,605

3/3/97                   P. Kamin (for son)               1,500                 $17.13                 25,695

                         TOTAL                          180,500                                    $3,080,620


     All transactions reported above were open market sales of Common Stock.






CUSIP NO.  91359L109                                      Page  8  of  11  Pages
          -----------                                         -----  ------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            PEAK INVESTMENT LIMITED PARTNERSHIP
                                            By: Peak Management, Inc.
                                                Its Sole General Partner



                                            By: /s/ Peter H. Kamin
                                                -------------------------
                                                Peter H. Kamin, President


Dated as of:  March 11, 1997




CUSIP NO.  91359L109                                      Page  9  of  11  Pages
          -----------                                         -----  ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                             PEAK MANAGEMENT, INC.



                                             By: /s/ Peter H. Kamin
                                                 --------------------------
                                                 Peter H. Kamin, President


Dated as of:  March 11, 1997






CUSIP NO.  91359L109                                     Page  10  of  11  Pages
          -----------                                        ------  ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                               By: /s/ Peter H. Kamin
                                                   ----------------------------
                                                   Peter H. Kamin, Individually


Dated as of:  March 11, 1997




CUSIP NO.  91359L109                                     Page  10  of  11  Pages
          -----------                                        ------  ------


                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                        UNIVERSAL HOSPITAL SERVICES, INC.
                          COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 11th day of March, 1997.


                                            PEAK INVESTMENT LIMITED PARTNERSHIP
                                            By:  Peak Management, Inc.
                                                 Its Sole General Partner


                                            By:  /s/ Peter H. Kamin
                                                 ---------------------------
                                                 Peter H. Kamin, President

                                            PEAK MANAGEMENT, INC.


                                            By:  /s/ Peter H. Kamin
                                                 ---------------------------
                                                 Peter H. Kamin, President



                                            /s/ Peter H. Kamin
                                            -------------------------------
                                            Peter H. Kamin, Individually